

October 5, 2022

Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited
5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District, Shanghai
The People's Republic of China

> **Re: China Eastern Airlines Corporation Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated September 8, 2022**
> **File No. 001-14550**

Dear Qimin Zhou:

     We have reviewed your September 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors
Risk Relating to the PRC, page 12

1.   We note your response to comment 4 and reissue the comment. We note you provide risk factor for "uncertainties embodied in the PRC legal system may limit certain legal protection available to investors" on page 14. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. In addition, specifically provide the following:

      •   Discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Chinabased issuers, which could result in a material change in your operations and/or the value of your securities;

- Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa, Branch Chief, at (202) 551- 3650 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation